Exhibit 99.1

Inter & Co, Inc.

(the "Company")

Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of the Company (the "EGM") will be held at the Company's headquarters located at Avenida Barbacena, n.º 1.219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil, and virtually by accessing the following link https://web.lumiagm.com/234117599 (Password: interco2022), on January 4, 2023 at 1 p.m. (São Paulo time) for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	"As an ordinary resolution, that the adoption by the Company of the fourth stock and/or units option plan of Banco Inter. S.A (a subsidiary of the Company) ("Banco Inter") and the programs approved thereunder, as amended to reflect that the rights thereunder relate to the acquisition of Class A common shares in the capital of the Company (the "Banco Inter Plan"), and the assumption by the Company of the obligations of Banco Inter under the Banco Inter Plan, be and is hereby confirmed, ratified and approved."

2.	"As an ordinary resolution, that the repricing of the exercise price of the equity awards outstanding under Program No. 3 of the Banco Inter Plan from BRL $24.23 to BRL $15.50, being (a) the average closing price of the Class A Common Shares in the capital of the Company on the Nasdaq Global Select Market from June 23, 2022 to August 4, 2022, multiplied by (b) the average BRL/USD exchange rate per day from June 23, 2022 and August 4, 2022, be and is hereby confirmed, ratified and approved."

3.	"As an ordinary resolution, that the adoption by the Company of the 2022 Omnibus Plan (the "Omnibus Plan") be and is hereby confirmed, ratified and approved."

The Board of Directors of the Company (the "Board") has fixed the close of business (São Paulo time) on November 30, 2022 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the EGM or any adjournment thereof. The holders of record of the Class A common shares in the capital of the Company and the Class B common shares in the capital of the Company as at the close of business (São Paulo time) on the Record Date are entitled to receive notice of and attend the EGM and any adjournment thereof.

The Omnibus Plan has been uploaded to the Company's website and can be accessed, free of charge, by accessing the following link https://ri.bancointer.com.br/en/ or by contacting the Company’s Investor Relations Department by email at ri@bancointer.com.br.

The Board recommends that shareholders of the Company vote “FOR” the resolution at the EGM. Your vote is very important to the Company.

Whether or not you plan to attend the EGM, please promptly complete, date, sign and return the proxy card attached to this Notice.

By order of the Board

Director Date:

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands